UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 13, 2005

Commission File Number: 000-30134

CDC Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

34/F Citicorp Centre 18 Whitfield Road Causeway Bay Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Other Events.

CDC Corporation (NASDAQ: CHINA) today announced that it has filed an amendment to its Annual Report on Form 20-F for the year ended December 31, 2004 to correct an error in the final computation of minority interests for 2004.

The error was discovered in connection with the process of preparing for compliance in 2006 with the Sarbanes-Oxley Act of 2002. As part of that process we identified an error in the final computation of minority interests for 2004.  The error occurred as certain 2004 post-closing adjustments reflected in the 2004 consolidated financial statements were not included in the final calculation of minority interests.  The error resulted in an overstatement of minority interests in income of consolidated subsidiaries and net loss for the year ended December 31, 2004 by US$1.2 million.  The correction of this error reflects non-cash adjustments to minority interests, accumulated deficit, total shareholders' equity, minority interests in losses/(income) of consolidated subsidiaries, income/(loss) from continuing operations, net income/(loss), basic and diluted earnings/(loss) per share from continuing operations, basic and diluted earnings/(loss) per share and comprehensive income/(loss).

The net effect of the restatement as of and for the year ended December 31,
2004 is:

-- net loss for 2004 decreased to US$9.3 million from US$10.6 million.
-- accumulated deficit decreased to US$228.2 million from US$229.5 million.

As a result of the discovery of the error noted above, we have taken a series of steps to strengthen our internal control over financial reporting in light of the above material weakness and ineffectiveness of controls and procedures at the reporting date, including recording certain entries at the individual business unit level rather than at the consolidated level, and adding additional levels of review during the financial statement close process.

Further information with respect to the restatement can be found in the amendment to our Annual Report on Form 20-F for the year ended December 31,
2004 filed with the Commission.

Exhibit       Description

Exhibit 1.1   Press Release dated September 20, 2005
              Pivotal Expands Strategic Alliance With Microsoft

Exhibit 1.2   Press Release dated September 28, 2005
              SecureWorks Wins CRM Magazine Award for Outstanding ROI on
              Pivotal CRM Initiative

Exhibit 1.3   Press Release dated September 28, 2005
              China.com Inc.’s Online Game Subsidiary Achieved 9 Million
              Registered Accounts and 215,000 Highest Peak Concurrent Users
              After Two Months of Commercialization

Exhibit 1.4   Press Release dated September 29, 2005
              CDC Corporation subsidiary, China.com Inc., seeking to establish an ADR program in the United States

Exhibit 1.5   Press Release dated October 5, 2005
              Pivotal Hosts Webcast on CRM for Manufacturers Featuring Leading
              Analyst

Exhibit 1.6   Press Release dated October 5, 2005
              CDC Subsidiary Signs Agreement to Acquire Leading Casual Online
              Games Platform in China

Exhibit 1.7   Press Release dated October 7, 2005
              CDC Corporation to host call; senior management team to update investors on strategic review

Exhibit 1.8   Press Release dated October 11, 2005
              CDC Subsidiary Forms Online Games Subsidiary, CDC Games
              "Yulgang” achieves 9.8 million registered accounts and
              246,000 highest peak concurrent users during China’s
              "Golden Week” holiday period

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: October 11, 2005	By:	Steven Chan
	Name:	Steven Chan
	Title:	Acting Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

1.1	Press Release dated September 20, 2005 Pivotal Expands Strategic Alliance With Microsoft
1.2	Press Release dated September 28, 2005 SecureWorks Wins CRM Magazine Award for Outstanding ROI on Pivotal CRM Initiative
1.3	Press Release dated September 28, 2005 China.com Inc.’s Online Game Subsidiary Achieved 9 Million Registered Accounts and 215,000 Highest Peak Concurrent Users After Two Months of Commercialization
1.4	Press Release dated September 29, 2005 CDC Corporation subsidiary, China.com Inc., seeking to establish an ADR program in the United States
1.5	Press Release dated October 5, 2005 Pivotal Hosts Webcast on CRM for Manufacturers Featuring Leading Analyst
1.6	Press Release dated October 5, 2005 CDC Subsidiary Signs Agreement to Acquire Leading Casual Online Games Platform in China
1.7	Press Release dated October 7, 2005 CDC Corporation to host call; senior management team to update investors on strategic review
1.8	Press Release dated October 11, 2005 CDC Subsidiary Forms Online Games Subsidiary, CDC Games “Yulgang” achieves 9.8 million registered accounts and 246,000 highest peak concurrent users during China’s “Golden Week” holiday period